Exhibit 12.1

GULFMARK OFFSHORE, INC.

Statement re Computation of Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended Sept. 30,	For the year ended December 31,
	2015	2014	2013	2012	2011	2010

Income (Loss) from Continuing Operations	$(198,597)	$62,375	$70,606	$19,273	$49,934	$(34,745)
Plus: Income Taxes	(361)	9,270	4,962	2,669	4,694	(12,701)
Fixed Charges	30,901	38,744	37,562	29,570	23,432	23,833
Less: Capitalized Interest	(3,860)	(8,396)	(12,801)	(5,524)	(365)	(1,421)
Earnings Before Fixed Charges	(171,918)	100,993	100,329	45,988	77,695	(25,034)

Fixed Charges:
Interest Expense	$26,331	$29,332	$23,821	$23,244	$22,314	$21,693
Capitalized Interest	3,860	8,396	12,801	5,524	365	1,421
Estimated Portion of Rental Expense Equivalent to Interest	710	1,016	940	802	753	719
Total Fixed Charges	30,901	38,744	37,562	29,570	23,432	23,833
Ratio of Earnings to Fixed Charges (1)	N/A	2.63	2.67	1.56	3.32	N/A

(1) N/A means the ratio is less than 1.0. A deficiency of $202.8 million exists for the nine months ended September 30, 2015. The calculation of the ratio of earnings to fixed charges includes $55.9 million of non-cash depreciation and amortization expense and $152.1 million of impairment. A deficiency of $48.9 million exists for the year ended December 31, 2010. The calculation of earnings includes $57.0 million of non-cash depreciation and amortization expense and $97.7 million of impairment.